  Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 — Name and Address of Company

High Tide Inc. (the “Company”)

Unit 112, 11127 – 15 Street NE

Calgary, Alberta T3K 2M4

Item 2 — Date of Material Change

September 1, 2023

Item 3 — News Release

A news release disclosing the material change was issued by the Company via PR Newswire on September 1, 2023, and subsequently filed on the Company’s SEDAR+ profile at www.sedarplus.ca.

Item 4 — Summary of Material Change

See Item 5 below.

Item 5 — Full Description of Material Change

5.1 — Full Description of Material Change

On September 1, 2023, the Company announced that in order to replace its previous at-the-market equity offering program that ended on May 22, 2023, it has established an at-the-market equity offering program (the "ATM Program") that allows the Company to issue up to CAD$30 million (or the equivalent in U.S. dollars) of common shares ("Common Shares") from treasury to the public from time to time, at the Company’s discretion and subject to regulatory requirements (the "Offering"). Any Common Shares sold through the ATM Program will be sold at prevailing market prices when issued (i) in ordinary brokers’ transactions on the Nasdaq Capital Market ("Nasdaq") or another U.S. marketplace on which the Common Shares are listed, quoted or otherwise traded or (ii) in ordinary brokers’ transactions on the TSX Venture Exchange ("TSXV"), or another Canadian marketplace on which the Common Shares are listed, quoted or otherwise traded. Since the Common Shares will be distributed at the prevailing market prices at the time of their sale or as otherwise permitted by law, prices my vary among purchasers and the period of distribution.

The Company will determine, at its sole discretion, the date, minimum price and maximum number of Common Shares to be sold under the ATM Program. The Common Shares will be distributed at the prevailing market prices at the time of each sale, at prices relating to such prevailing market prices, and/or in any other manner permitted by applicable law. As such, the prices may vary between purchasers over time. The Company is not required to sell any Common Shares at any time during the term of the ATM Program.

The Company intends to use the net proceeds of the Offering, if any, and at the discretion of the Company, to fund two specific strategic initiatives it is currently developing, to support the growth and development of the Company's existing operations, to fund future acquisitions, as well as for working capital and general corporate purposes. The Company will pay the Agents (as defined below) a cash fee of up to 2% of the gross proceeds for Common Shares sold under the ATM Agreement and will reimburse certain expenses incurred by the Agents.

Sales of Common Shares through the ATM Program will be made pursuant to the terms of an equity distribution agreement dated August 31, 2023 entered into and among the Company, ATB Capital Markets Inc. and ATB Capital Markets USA Inc. (the "Agents"). The ATM Program will be effective until the earlier of (i) the date that all Common Shares available for issue under the ATM Program have been sold, (ii) the date the Canadian Prospectus Supplement (as defined below) or the Canadian Shelf Prospectus (as defined below) is withdrawn or (iii) the date that the ATM Program is terminated by the Company or the Agents.

Common Shares issued pursuant to the ATM Program will be issued pursuant to a prospectus supplement dated August 31, 2023 (the "Canadian Prospectus Supplement") to the Company's final base shelf prospectus dated August 3, 2023 filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada (the "Canadian Shelf Prospectus") and pursuant to a prospectus supplement dated August 31, 2023 (the "U.S. Prospectus Supplement") to the Company's U.S. base prospectus dated August 3, 2023 (the "U.S. Base Prospectus") included in its registration statement on Form F-10 (the "Registration Statement") and filed with the U.S. Securities and Exchange Commission (the "SEC"). The Canadian Prospectus Supplement and the Canadian Shelf Prospectus will be available for download from SEDAR+ at www.sedarplus.ca, and the U.S. Prospectus Supplement, the U.S. Base Prospectus and the Registration Statement will be accessible via EDGAR on the SEC's website at www.sec.gov (collectively, the "Documents"). Alternatively, upon request, any of the Agents participating in the ATM Program will arrange to send you the Documents. To make a request, please contact, in Canada or in the United States:

ATB Capital Markets, 66 Wellington Street West, Suite 3530, Toronto, ON M5K 1A1 or by telephone at (647) 776-8230, or by email at prospectus@atb.com.

The Offering remains subject to conditional and final approval from the TSXV, and the Nasdaq has been notified of the Offering.

5.2 — Disclosure for Restructuring Transactions

Not applicable.

Item 6 — Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 — Omitted Information

No material has been omitted on the basis that it is confidential information.

Item 8 — Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Raj Grover

President, Chief Executive Officer, and Director

T: 403-770-9435

Email: raj@hightideinc.com

Item 9 — Date of Report

September 11, 2023